TRELLIS EARTH PRODUCTS, INC.
9125 S.W. Ridder Rd., Suite D
Wilsonville, OR 97070

February 10, 2012

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jay Ingram, Legal Branch Chief

Re:	Trellis Earth Products, Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed February 10, 2012 File No. 333-176970

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Trellis Earth Products, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on February 14, 2012, or as soon thereafter as possible.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trellis Earth Products, Inc.

By:	/s/ William Collins
Name: William Collins
Title: Chief Executive Officer